Filed by Renegy Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Commission File No. 000-31953
Subject Company: Catalytica Energy Systems, Inc.
CATALYTICA ENERGY SYSTEMS, INC.
SECOND QUARTER 2007 FINANCIAL RESULTS
CONFERENCE CALL TRANSCRIPT
AUGUST 14, 2007
CORPORATE PARTICIPANTS
Megan Meloni
Catalytica Energy Systems, Inc. — Director of IR
Rob Zack
Catalytica Energy Systems, Inc. — President, CEO and CFO
CONFERENCE CALL PARTICIPANTS
John Staley
Staley Capital — Analyst
PRESENTATION
Operator
Good day, ladies and gentlemen, and welcome to the second-quarter 2007 Catalytica Energy Systems earnings conference call. At this time, all participants are in listen-only mode. We will conduct a question-and-answer session towards the end of this conference. (OPERATOR INSTRUCTIONS). As a reminder, this conference is being recorded for replay purposes.
I would now like to turn the presentation over to Ms. Megan Meloni, Director of Investor Relations. Please proceed, ma’am.
Megan Meloni — Catalytica Energy Systems, Inc. — Director of IR
Thank you. On behalf of Catalytica Energy Systems, I would like to welcome everyone who has joined us this afternoon for our first-quarter 2007 conference call. I am Megan Meloni, Director of Investor Relations. With me today to deliver formal remarks regarding our financial results and an update on the business is our President, Chief Executive Officer, and Chief Financial Officer Rob Zack. At the conclusion of our prepared comments, we will open the line for any questions you may have.
Thank you Danielle. On behalf of Catalytica Energy Systems, I’d like to welcome everyone who has joined us this afternoon for our second quarter 2007 conference call.

I’m Megan Meloni, director of investor relations. With me today to deliver formal remarks regarding our financial results and an update on the business is our president, chief executive officer and chief financial officer Rob Zack. At the conclusion of our prepared comments, we will open the line for any questions you may have.
Our second quarter results were issued this afternoon after the close of market. If you have not yet received a copy of the press release, it is available on our web site at CatalyticaEnergy.com.
Before proceeding, I’d like to note that during this conference call we will be making forward-looking statements involving risks and uncertainties that could cause actual results and events to differ materially from those anticipated by the Company at this time. These risks are more fully described in our public filings with the Securities and Exchange Commission, which we encourage you to consult. Catalytica Energy Systems undertakes no obligation to update any forward-looking statements to reflect new information, events or circumstances occurring after the date of this call.
Again, thank you for joining us today. I will now turn the call over to Rob.
Rob Zack — Catalytica Energy Systems, Inc. — President, CFO and CEO
Thank you Megan and good afternoon everyone.
During today’s call, I will provide an update on our SCR services business and discuss the status of our proposed merger transaction with the renewable energy divisions of NZ Legacy. I will then review our second quarter and year-to-date financial results, and provide an update on our 2007 business objectives and financial expectations.
Beginning with our SCR catalyst and management services business, sales during the first half of the year have been disappointing. While revenues in the second half of 2007 will outperform those during the first six months of the year, new orders for catalyst regeneration services have been slower to materialize than we had anticipated. Despite the slow pace of order activity, we remain optimistic about the prospects for near-term market growth as the industry begins to transition to planned regeneration cycles for installed SCR catalyst that we expect will soon be in need of replenishment.
The size of the market has not changed, but the timing of when the market will begin to more fully develop has proven difficult to predict. While the market has shifted to the right from what we had been anticipating, we remain confident in the substantial commercial opportunities that lie ahead for catalyst regeneration and our SCR-Tech business.
In fact, I am pleased to report that customer demand is gaining momentum. We have recently responded to numerous requests for proposals and expect these to begin translating into firm orders later this year. While we likely will not begin to fully realize the positive impact of these revenue opportunities until next year due to the project-based nature of our SCR services business, we are encouraged to see signs of the market beginning to prepare for more stringent NOx emissions regulations and year-round SCR operation beginning in January 2009 under the EPA’s Clean Air Interstate Rule. Accordingly, we continue to anticipate revenue growth in 2008 when the market is expected to more fully emerge.
We also announced today in a separate release the signing of new contracts with two leading Midwestern utility customers.
The first is an order totaling approximately $650,000 to provide catalyst regeneration services. Notably, this order marks the fifth catalyst regeneration job that SCR-Tech will perform for this particular customer.
The second contract is a three-year agreement signed with a new customer to provide SCR management consulting services. As part of the long-term agreement, SCR-Tech will provide ongoing evaluation and guidance on effective SCR system operation and catalyst management strategies. These services are targeted at optimizing the performance of the customer’s SCR systems to help reduce operating and maintenance costs and achieve cost-effective NOx compliance.
We are pleased that both new and existing customers have recently begun to take advantage of our SCR management services as part of their NOx compliance strategy. We look forward to developing additional long-term SCR and catalyst management partnerships in the months ahead as power plant operators gear up for the Clean Air Interstate Rule. In addition to our proven SCR catalyst regeneration technology that fully restores catalyst activity for significantly less cost than purchasing new, our comprehensive array of SCR management services can help customers both prepare for these new regulatory challenges and further improve the economics of plant operation.
Also during the quarter, SCR-Tech expanded its sales force in preparation for anticipated growth in market demand. Ten sales representatives have been added in recent months, bringing our total outside sales force to 19 representatives. These latest additions are focused on broadening our coverage in key regions that have the greatest concentration of customers operating coal-fired plants with SCR systems.
Additionally, SCR-Tech has commenced the process for its production facility to become ISO 9000 certified and preliminary engineering designs have been initiated for a future expansion of its production facility. You may recall that we had previously anticipated approximately $1.3 million of capital expenditures this year to increase production capacity. While we remain committed to expanding these facilities, we now plan to defer the majority of this investment until market conditions and revenue backlog justify such expansion.
I will now turn to an update on the status of our proposed merger transaction. Our efforts to pursue a broader clean energy vision and create greater long-term value for our stockholders through a combination with NZ Legacy’s renewable energy businesses continue to move forward. We filed a preliminary registration statement on June 28 in connection with the transaction, and have recently addressed comments received from the SEC through an amended S-4 filed last Thursday. We anticipate that proxy materials will be mailed to stockholders for consideration once the definitive registration statement is filed with and deemed effective by the SEC.
As you may recall, upon completion of the merger, our combined companies will operate under the name Renegy Holdings. Accordingly, we submitted in July a new listing application for Renegy to be included on the NASDAQ Market and have reserved the ticker symbol RNGY for the trading of its common stock. If the merger is adopted by our stockholders, shares of CESI common stock will be exchanged for new shares of Renegy stock. To increase Renegy’s trading price to meet the $5 minimum share price requirement for initial listing on NASDAQ, the exchange of CESI common stock will be subject to a merger exchange ratio, thereby reducing the total number of outstanding shares of Renegy. It is currently anticipated that stockholders of Catalytica Energy Systems will receive one share of Renegy common stock for every seven shares of CESI common stock held at the effective time of the merger.
In other developments, you may recall that under the terms of the merger agreement, we were allowed to solicit proposals from third parties for a 30-day period commencing on May 8, 2007 for an alternate transaction. We did not receive any such offers for Catalytica Energy Systems that our Board of Directors, in consultation with our advisors, deemed superior to the proposed merger transaction. However, during that period we received interest in our SCR-Tech business from several parties. We are continuing to have discussions and negotiations to determine whether or not an agreement can be reached that may be deemed superior to the offer for our subsidiary as outlined in the proposed merger transaction. We do not anticipate disclosing developments or providing any additional information relating to a potential sale of SCR-Tech unless and until a definitive agreement is executed in this regard. Further, there can be no assurance that such a sale of SCR-Tech will or will not transpire.
Meanwhile, I am pleased to report that construction of NZ Legacy’s 24 MW biomass plant near Snowflake, Arizona is proceeding on schedule and is still expected to be completed and begin producing electrical power in the first half of 2008. Once fully operational, the Snowflake plant on an annual basis is projected to generate more than $16 million in revenues from long-term power purchase agreements, EBITDA in excess of $8 million, and cash flows in excess of $3 million after debt service.
In support of ensuring critical timelines are met, NZ Legacy recently appointed Merritt Brown as project manager to oversee and manage the construction, commissioning and commercial operations of the Snowflake plant and to manage the development, construction, and operation of future renewable energy facilities. Mr. Brown brings over 23 years of power industry construction, commissioning and management experience to his new position. Prior to joining NZ Legacy, he occupied positions of increasing responsibility at leading power companies including Wood Group, Sempra, Duke Energy, Wheelabrator, GE Power Systems, and Calpine, where he was responsible for plant management, project construction and commissioning of large power generation facilities ranging from $200 million to $750 million. Mr. Brown has also won numerous awards for power generating facilities under his management and has been featured in trade publications highlighting the efficient systems put in place at plants he has managed.
We are very pleased with the progress that continues to be made at Snowflake and are excited to see the project rapidly taking shape. Of course, as previously noted, we view the Snowflake plant as just the first piece of a much larger vision for Renegy as we seek to become a leading independent power producer of renewable energy in North America. Multiple other near-term project opportunities totaling over 700 MW of power output have been identified and are continuing to be explored in various regions of North America. While both solar and wind projects remain part of our longer-term vision and will continue to be evaluated, the near-term focus is on the acquisition or development of additional biomass facilities.
The market opportunity for renewable energy is large and growing and we believe that market and political forces will continue to drive increased adoption throughout North America. In fact, renewable energy is rapidly gaining additional support in the U.S. from both state and Federal government. As you may recall, Renewable Portfolio Standards are currently in place in 21 states and the District of Columbia, with two additional states having implemented voluntary goals for adopting renewable energy. These market driven state policies require that utilities purchase a growing percentage of their electricity from renewable sources within the next 10 years or face penalties for non-compliance.
Just over a week ago, the House of Representatives passed a historic bill and took a significant step toward a renewable energy agenda for America through adoption of a federal renewable electricity standard that will require utilities across the nation to provide at least 15% of their electricity from renewable sources by 2020. This bill not only promotes the development of new projects, but also secures substantial opportunities ahead for the sale of power from renewable energy facilities through long-term power purchase agreements.
The bill also includes $16 billion in new tax incentives for investment in renewable energy. Currently, production tax credits adopted under the Energy Policy Act of 2005 provide a 1.0 or 2.0 cent per kilowatt-hour tax benefit, depending upon the renewable resource used in the project, and are available for the first 10 years of a facility’s operation for plants placed in service by December 31, 2008. This latest Congressional bill extends these production tax credits to plants placed in service by December 31, 2012, providing significant additional benefits to us for any new facilities we develop and put in operation during this time period.
I am a strong believer in the substantial market opportunities ahead for Renegy and am confident that the merging of our companies will result in a broader, stronger business with significant growth potential. In addition to expanding and diversifying our product and service offerings to include the large and growing renewable energy market, completion of this transaction is expected to:
•	Accelerate corporate growth and diversify our business risk,

•	Be accretive to stockholders beginning in 2008 through stronger, more predictable commercial revenue streams and significantly improved cash flows,

•	Provide greater long-term growth prospects through access to substantially larger markets,

•	Provide the critical mass necessary to realize corporate overhead cost efficiencies,

•	Enable greater financial stability and long-term sustainability, and

•	Provide a platform for increased shareholder value and liquidity.
That brings me to our financial results.
Our financial performance for the second quarter and year-to-date was negatively impacted by significant expenses we have incurred relating to the proposed merger transaction combined with soft market conditions for SCR catalyst services and the deferral of revenues.
In the second quarter, total revenues were $453,000 compared with revenues of $957,000 in the same period last year. Revenues in the most recent quarter excluded approximately $592,000 of revenues from a catalyst regeneration job completed during the quarter. Because of certain invoice provisions set forth in the customer contract, these revenues will be recognized in the third quarter in accordance with our revenue recognition policy.
Selling, general and administrative expenses for the quarter were approximately $3.0 million, compared with $1.5 million in the same period of the prior year. This substantial increase was due primarily to legal, consulting and other professional expenses we incurred associated with pursuing the Renegy transaction.
Total costs and expenses for the quarter, including cost of revenues, grew to $4.2 million, compared with $2.4 million in the second quarter last year, primarily driven by significant merger-related expenses. Also included in our total costs and expenses in the most recent quarter were costs associated with the $592,000 of deferred revenues.
Our second quarter financial results also included the recording of a loss from discontinued operations totaling $63,000, while the second quarter of 2006 included a loss from discontinued operations totaling approximately $1.6 million.
The resulting net loss for the quarter was $3.6 million, or a loss of 20 cents per share, compared with a net loss in the second quarter last year of $2.9 million, or a loss of 16 cents per share.
For the first six months of 2007, total revenues were $1.8 million, compared with total revenues of $3.9 million in the corresponding period of the prior year. As you may recall, revenues during the first half of 2006 were unusually high as a result of the timing of individual catalyst cleaning and regeneration projects. Our first quarter 2006 revenues alone represented 40% of our total revenues last year. Due to the project based nature of our business, our SCR services revenues typically vary from quarter to quarter, so period to period comparisons are not necessarily meaningful or indicative of future results.
Total costs and expenses for the year-to-date were approximately $7.6 million, compared with $5.7 million in the first half of 2006, and included approximately $2.2 million of merger-related expenses.
Our financial results in the first six months of 2007 also included a loss from discontinued operations totaling $38,000, while the first half of 2006 included a loss from discontinued operations totaling approximately $3.2 million.
The resulting net loss for the most recent six-month period was $5.3 million, or a loss of 29 cents per share, compared with a net loss of $4.6 million, or a loss of 25 cents per share, in the corresponding period last year.
Looking now at our financial condition, our total asset base at June 30, 2007 was $24 million, with cash, cash equivalents and short-term investments totaling $16 million. Cash consumption during the second quarter of 2007 totaled approximately $1.6 million, compared with $846,000 in the same period of the prior year.

For the first six months of 2007, our cash consumption totaled $2.6 million, down 27% from $3.6 million used in the same period of the prior year.
Looking ahead, we are lowering our full-year revenue guidance in light of weak sales activity in the first six months of the year and limited revenue backlog as of June 30. Accordingly, we currently project that 2007 revenues will range from $5.0 to $6.0 million, compared with our previous guidance for revenues in the range of $6.0 to $7.0 million. As of June 30, SCR-Tech’s revenue backlog totaled approximately $2.2 million, including $931,000 of deferred revenues. We define backlog as firm purchase orders and deferred revenue expected to be recognized as revenue within 18 months.
We continue to project that our full-year cash consumption in relation to our ongoing business activities, excluding any effect of the proposed Renegy transaction, will total $3.0 to $4.0 million.
In addition to our cash consumption from ongoing operations, we have incurred and expect to continue incurring costs in 2007 associated with pursuing and consummating the proposed Renegy transaction. These costs are anticipated to range, in total, from $3.0 to $4.0 million.
In closing, I would like to reiterate how excited I continue to be about the proposed Renegy transaction and the additional value I believe this combination has the potential to create for our stakeholders. I strongly believe that this merger will enable us to to build additional value in the business through stronger financial performance, accelerated growth and access to substantial market opportunities in renewable energy.
With that, this concludes our prepared comments for this meeting. I look forward to reporting on our continued progress in the months ahead as we seek to secure an expanded clean energy vision for the business.
I would now like to open the line for questions.

QUESTION AND ANSWER
Operator
(OPERATOR INSTRUCTIONS). John Staley, Staley Capital Advisors.
John Staley — Staley Capital — Analyst
Rob, obviously, the market doesn’t agree with your enthusiasm for the proposed transaction. The stock is still selling for less than cash. So I’m very puzzled. You really have three assets — cash, being public and a tax loss carryforward. Why do you feel the market hasn’t adjusted to that?
Then secondly, (technical difficulty) [transaction] that appears to be very simple. What is involved in $4.5 million worth of costs? Does that include bonuses or severance pay or anything?
Rob Zack — Catalytica Energy Systems, Inc. — President, CFO and CEO
Thank you for your questions. First of all, when it comes to the market, we are disappointed with our current stock performance and frustrated, like you, with what I will call lack of reaction in the marketplace. One thing we need to remember is our stock is fairly thinly traded, and so I’m not sure that our market price in the market is indicative of the value of who we are as a company.
The other thing that I’d like to set is just we focus on long-term value, not short-term gains and losses, not that it’s not frustrating that our price is where it’s at. But I feel confident, once we conduct the proposed merger and move forward, that the market will adequately address the value that I believe we’re creating.
Specifically, relative to the transaction costs, the total transaction costs, I believe we said, was between $3 million and $4 million. Yes, that has been frustrating. I’m sure you’ve seen the S-4. I believe it’s 397 pages. Clearly, there were some complexities there that we needed to deal with, primarily from a legal perspective, that created the kind of costs that we have incurred. We’re certainly doing everything we can to keep that cost to a minimum, and more on the $3 million side than the $4 million side, and we will certainly have to see how the rest of the process plays to give you better guidance there.
John Staley — Staley Capital — Analyst
It’s all external?
Rob Zack — Catalytica Energy Systems, Inc. — President, CFO and CEO
That is correct.
John Staley — Staley Capital — Analyst
Tough doing business pal.

Operator
(OPERATOR INSTRUCTIONS). At this time, I would like to turn the presentation back over to Mr. Rob Zack for closing remarks.
Rob Zack — Catalytica Energy Systems, Inc. — President, CFO and CEO
Thank you, and thank you, everyone, for your participation today in today’s call. We appreciate your continued interest and support of Catalytica Energy Systems and hope you have a great day. Bye now.
Operator
Ladies and gentlemen, this concludes your presentation. You may all disconnect, and have a great day.
Additional Information and Where to Find It
     This document does not constitute an offer of any securities for sale. The proposed merger transaction described herein will be submitted to the stockholders of Catalytica Energy Systems, Inc. for their consideration. In connection with the proposed merger, Renegy Holdings, Inc. has filed a registration statement, a proxy statement / prospectus and other materials with the Securities and Exchange Commission (SEC). CATALYTICA ENERGY SYSTEMS URGES INVESTORS TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT / PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CATALYTICA ENERGY SYSTEMS, SNOWFLAKE WHITE MOUNTAIN POWER, RENEGY, RENEGY TRUCKING, AND THE PROPOSED TRANSACTION. Investors also may obtain information about the proposed transaction by reviewing the Form 8-K filed by Catalytica Energy Systems on May 8, 2007 in connection with the announcement of the transaction and any other documents filed with the SEC when they become available. Investors may obtain free copies of the proxy statement / prospectus as well as other filed documents containing information about Catalytica Energy Systems at http://www.sec.gov, the SEC’s public website. These SEC filings may also be obtained free of charge on Catalytica Energy Systems’ Web site at http://www.CatalyticaEnergy.com or by calling the Company’s investor relations department at (650) 631-2847.
Participants in the Solicitation
     Catalytica Energy Systems and its executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from stockholders of Catalytica Energy Systems with respect to the proposed merger. Information regarding the officers and directors of Catalytica Energy Systems is included in Amendment No. 1 to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006, filed with the SEC on April 30, 2007. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities holdings or otherwise, is set forth in the proxy statement / prospectus and other materials filed with the SEC in connection with the proposed merger.

This conference call transcript contains forward-looking statements within the meaning of the Securities Exchange Act of 1934, as amended, and is subject to the safe harbors created therein. These statements include, but are not limited to, those regarding Catalytica Energy Systems’ financial outlook for 2007, including the Company’s financial projections with respect to revenues and cash usage, anticipated capital expenditures and the prospects for future expansion of SCR-Tech’s production facility; the prospects for increased sales activity toward the end of 2007; the prospects for near-term market growth and the timing associated with new order prospects and growing opportunities in the market for SCR catalyst and management services; the ability of SCR-Tech to become ISO 9000 certified; the prospects and timing associated with consummation of the proposed merger transaction, completion of construction and commissioning of the SWMP biomass power plant and its ability to begin producing electrical power in the first half of 2008; the financial effects of the merger, including accretion to earnings and cash flows and the combined company’s financial stability; the ability of the combined company to execute future power projects, demand for renewable energy and fuel sources for the biomass plant; and the prospects associated with a potential sale of the Company’s SCR-Tech division. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those expressed in the forward-looking statements. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, among others, the risks associated with the development, generally, of the Company’s overall strategic objectives; the ability of the Company to maintain sustainability, build additional value in its business and achieve its revenue and cash consumption goals; the risk that the Company’s ongoing focus on fiscal discipline may impair its ability to remain competitive and operate effectively; possible fluctuations in economic conditions affecting the markets for the Company’s products and services; the risk that a market may not develop or be maintained for the Company’s products and services; the emergence of significant competition or the existence of unanticipated technical, commercial or other setbacks related to the Company’s products and services that could adversely impact one or more of its customer contracts; unanticipated events that could impact the Company’s ability to manage the SCR-Tech business; difficulties or delays in strengthening SCR-Tech’s sales and marketing activities or in executing SCR-Tech’s business strategy; changes in the environmental requirements relating to certain emissions; the possibility that the Company may be unable to maintain current or develop future strategic relationships for its products and services, including with utility customers; the risk that we will not be able to close the proposed merger transaction; delays in the completion and commissioning of the SWMP plant; diversion of management’s attention away from other business concerns; the assumption of any undisclosed or other liabilities in connection with the transaction; the ability of the combined company to build additional value in its business; the existence of unanticipated technical, commercial or other setbacks related to the combined company’s products and services, including construction delays and the ability of the combined company to secure adequate fuel for the biomass plant; changes in the environmental requirements relating to certain emissions; and the other risks set forth in the Company’s most recent Form 10-KSB and subsequent Forms 10-QSB, the preliminary Registration Statement on Form S-4 and the definitive Registration Statement on Form S-4 relating to the Transaction (when it becomes available), filed with the Securities and Exchange Commission. Further, the Company expects to incur substantial transaction and merger related costs associated with completing the merger and combining the operations of the two companies. Expected benefits of the merger may not be achieved in the near term, or at all. The combined company will have a significant amount of debt as a result of the merger. This debt will require us to use cash flow to repay indebtedness, may have a material adverse effect on our financial health, and may limit our future operations and ability to borrow additional funds, including funds for new projects. In addition, a trust controlled by Bob Worsley will own a controlling interest in the Company and will be able to exert significant influence over the business of the Company. The Company undertakes no obligation to update any forward-looking statements to reflect new information, events, or circumstances occurring after the date of this release.